Exhibit 99.7

844 Don Mills Road, Toronto, Ontario Canada M3C 1V7 www.celestica.com Celestica Safe Harbor and Fair Disclosure Statement: This letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and applicable Canadian provincial and territorial securities legislation, including: expected future business opportunities; our current expectations regarding the realization of the expected benefits of our acquisitions; our financial and operational goals and priorities; and other statements relating to our future strategies, plans, objectives and goals, as well as our future operational or financial results, cash flow performance and financial position. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “could”, “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian provincial and territorial securities legislation. Forward looking statements are not guarantees of future performance. The following factors may affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: our dependence on a limited number of customers and on our customers’ ability to compete and succeed in the marketplace with the products we manufacture; the challenges of diversifying our customer base, including the extent and timing of replacing revenue from lost programs or customer disengagements; the effects of price and other competitive factors generally affecting the electronics manufacturing services industry; the challenges of effectively managing our operations and our working capital performance during current economic conditions, including responding to rapid changes in demand and changes in our customers’ outsourcing strategies, including the insourcing of programs; the challenges of managing changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers, or our logistics partners, resulting from local events including natural disasters, political instability, labor or social unrest, criminal activity and other risks present in the jurisdictions in which we operate; our inability to retain or expand our business due to execution problems relating to the ramping of new programs; delays in the delivery and availability of components, services and materials used in our manufacturing process; the challenge of mitigating our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; variability of operating results; our ability to successfully manage our global operations and supply chain; increasing income taxes, increased levels and scrutiny of tax audits globally, and the challenges of successfully defending our tax positions or meeting the conditions of tax incentives and credits; our ability to successfully implement and complete our restructuring plans and integrate our acquisitions in a timely manner; our ability to define and successfully implement an information technology strategy and countermeasures to mitigate the risk of computer viruses, malware, hacking attempts or outages that may disrupt our operations; our compliance with applicable laws, regulations and social responsibility initiatives that may impact our operations; and the risk of non-performance by counterparties. Our forward-looking statements are also based on various assumptions which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which may involve factors that are beyond our control. The material assumptions may include the following: forecasts from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; general economic and market conditions; currency exchange rates; pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by all third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; components, materials, services, plant and capital equipment, labor, energy and transportation costs and availability; operational and financial matters; technological developments; the timing and execution of our restructuring actions; and our ability to diversify our customer base and develop new capabilities. Our assumptions and estimates are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties discussed above. These and other risks and uncertainties, as well as other information related to the Company, are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Administrators, or by contacting Celestica Investor Relations at clsir@celestica.com. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Note that this letter also refers to certain non-IFRS/non-GAAP financial measures. The description of these measures can be found in the “Financial Highlights” table. Additional corresponding IFRS/GAAP information and reconciliation to the non-IFRS/non-GAAP measures are included in the Company’s quarterly press releases which are available at www.celestica.com. FPO At Celestica, we believe that companies have a responsibility to lead change and to drive innovation in the area of sustainability. We are committed to identifying new ways to improve our approach to sustainability by increasing collaboration with our customers, suppliers and employees. The areas in which we feel we can make a positive impact in our industry include: • Maintaining an engaged and empowered workforce • Reducing our carbon footprint • Collaborating with our customers to achieve their sustainability goals • Reducing waste It’s the right thing to do and it’s good for business. SUSTAINABILITY AT CELESTICA

Chief Executive Officer’s Letter to Shareholders 2012 the future Investing for SOLID FOUNDATION

Chief Executive Officer 2 2012 Financial Highlights Revenue decreased 10% in 2012 to $6.5 billion, compared with $7.2 billion for 2011, primarily due to the disengagement with a major consumer customer, which had historically represented up to 20% of our revenue. Excluding the impact of this customer, our revenue for 2012 was $5.7 billion, compared with $5.8 billion for 2011. Our operating results for 2012 were adversely impacted by this customer disengagement, as well as the overall challenging economic environment. Net earnings (IFRS) decreased 40% to $117.7 million, or $0.56 per share, compared with $195.1 million, or $0.89 per share for 2011. Adjusted net earnings* decreased 15% to $205.8 million, or $0.98 per share, compared with $241.9 million, or $1.11 per share, for 2011. Operating margin* for 2012 was 3.3%, compared with 3.6% in 2011. We remain focused on improving our operating margin by continuing to: 1) diversify our mix of revenue to highermargin business; 2) increase value-added services we provide to our customers such as design, engineering, supply chain and after-market services; 3) leverage information technology and analytics to improve our operational performance; and 4) streamline and simplify our organization to increase cost productivity and improve asset utilization. Despite a 10% decrease in revenue compared with 2011, we achieved ROIC* of 21.5% for 2012 through our focus on asset and capital efficiency. Our balance sheet performance continued to be strong. Free cash flow* increased 47% to $211.4 million, compared with $144.1 million in 2011. We ended the year with $550.5 million in cash, as well as the best net cash position among our major North American-based competitors. Our priority for the use of cash is to continue to invest in both organic growth and in strategic acquisitions that are necessary for future revenue growth, profitability and cash flow generation. Capitalizing on the strength of our balance sheet and continued cash generation, we completed both a normal course issuer bid and a substantial issuer bid during 2012, returning over $280 million to our shareholders and reducing our outstanding subordinate voting shares by 18%, thereby increasing the equity value for all current shareholders. Market & Revenue Diversification In 2012, we continued to build on the momentum to diversify our revenue base. Revenue from our diversified end markets grew 27% compared with 2011, to over $1.3 billion, with approximately one-half of the increase driven by organic growth. The diversified end markets represented 20% of our total revenue in 2012, compared with 14% in 2011. DEAR SHAREHOLDER While 2012 was a challenging year for Celestica, we made considerable progress in diversifying our revenue and customer base through investments in higher-value-added service offerings and by acquiring new capabilities to expand our business to new markets and new customers. Celestica continued to achieve one of the highest annual returns on invested capital (ROIC) among our peers for 2012, while delivering our strongest free cash flow performance since 2009. We also continued to make investments in our future and created value for our shareholders through share repurchases, despite the disengagement with a major customer in the midst of a slow-growth economic environment. We are entering 2013 with a very strong foundation built upon a solid financial position, with targeted investments to drive profitable growth, supported by a team of talented and highly engaged employees who are focused on creating and delivering value to our customers. We are confident in our strategy and are encouraged by the new business opportunities that lie ahead for Celestica. We believe we are extremely well positioned to continue to execute our strategy and deliver improved financial results and shareholder returns as we look to the future. Craig Muhlhauser President and Chief Executive Officer * Represents non-IFRS measures. See financial highlights table. All figures in $USD unless stated otherwise.

3 To further strengthen our service offering within our diversified end markets, we acquired D&H Manufacturing Company (D&H), a leading manufacturer of precision machined components and assemblies for leading semiconductor equipment customers. This acquisition complements our 2011 acquisition of the contract manufacturing operations of Brooks Automation Inc., which strengthens our capability to provide higher-value-added services such as complex mechanical assembly, while simplifying the supply chain for our customers. Since completing these two acquisitions, we have continued to win new programs from semiconductor equipment customers and we believe we will realize the full benefits from this business once the new programs have ramped. With our strong balance sheet and high level of financial flexibility, we will continue to focus on strategic acquisitions that will expand our capabilities and broaden our customer base in our targeted end markets. We continue to invest in our business to enhance our capabilities in areas such as design, information technology, analytics, process technology, advanced manufacturing and test equipment, and in developing and implementing innovative business processes throughout the organization. Looking to the Future Celestica’s strategy continues to be focused on driving growth through higher-value customer opportunities and investments in new markets and customers; implementing transformational ideas across the company to drive meaningful change; and strengthening our organization through employee engagement. We are confident in our strategy and we will continue to balance short-term goals with our long-term targets by focusing on our key priorities including: • Achieving profitable growth in our targeted business areas with new and existing customers through industry-leading operational performance • Expanding our revenue base in our higher-value-added services such as design, engineering, supply chain and after-market services • Maintaining a relentless focus on quality and the implementation of continuous improvement initiatives, including Lean manufacturing and Six Sigma methodologies throughout our worldwide customer engagement teams, supply chain, operations and business support services • Increasing our capabilities and expertise in technologies and service offerings that complement our traditional areas of electronics manufacturing services and printed circuit board assembly We believe that success in these areas will continue to strengthen our competitive position and allow Celestica to deliver unique value to our customers and increase shareholder value. Our strong operational performance in 2012 was reinforced by the fact that we were consistently ranked as the top or number-two supplier on the majority of our customers’ scorecards. We also received a number of customer and industry awards, including the 2012 EMS Partner Operational Excellence Award and the Excellence in Partner IT Collaboration Award from Cisco and the Blue Sky Supplier Sustainability Award from EMC Corporation. While we are honored to have received such recognition in 2012, the entire Celestica team is passionate about setting new standards for delivering breakthrough ideas supported by strong operational execution to ensure our customers’ success, as well as establishing leading sustainability practices. Overall, I am encouraged by our accomplishments in 2012 and remain confident in a bright future for Celestica in 2013 and beyond. I would like to thank the Celestica team for their unwavering commitment to creating value for our company, our customers and our shareholders. I also want to thank our customers, supplier partners and shareholders for their continued support. While we continue to operate in a fiercely competitive industry, I am excited by the many opportunities as we look to the future, and look forward to accelerating our progress towards our strategic objective to be the partner of choice for our customers throughout the world. Craig Muhlhauser President and Chief Executive Officer Celestica 25% 14% 26% 35% 18% 20% 27% 2012 2011 35% Consumer Enterprise Computing Communications Diversified Revenue Mix by End Market Compared with 2011, revenue dollars in 2012 from our consumer end market decreased 37%, primarily due to the wind down of our services for a major customer. Revenue from our communications (comprised of enterprise communications and telecommunications) and enterprise computing (comprised of servers and storage) end markets decreased 10% and 4%, respectively, due to overall demand weakness. Revenue from our diversified end markets (comprised of aerospace and defense, industrial, solar, green technology, healthcare, semiconductor equipment and other) increased 27%, primarily driven by new program wins and acquisitions.

4 Joint Design & Manufacturing In order to accelerate our profitable growth in the storage, networking and server end markets, we continue to invest in our joint design and manufacturing (JDM) service offering. Our dedicated global design centers and large scale manufacturing footprint allows us to provide our customers with robust and fully funded JDM product roadmaps, which reduces their costs, protects their intellectual property and accelerates their time-to-market. With one of the strongest balance sheets in our industry, Celestica continues to proactively invest in our people and capabilities to support our customers’ rapidly changing business requirements. Here are just four examples of the many areas in which we are investing in order to ensure that we are well positioned for future growth. INVESTING IN STRATEGIC OPPORTUNITIES

5 Complex Mechanical Systems In order to strengthen our offering for diversified markets such as semiconductor equipment, industrial and healthcare, we continue to invest in our complex mechanical systems integration capabilities, with centers of excellence in close proximity to our customers. Recent investments in this area include the opening of a new facility in Senai, Malaysia, as well as the completion of two acquisitions – Brooks Automation’s contract manufacturing operations and D&H Manufacturing. Information Technology & Analytics We are investing in information technology tools and processes to drive additional speed, flexibility and transparency for Celestica and our customers. By leveraging our expertise in information technology, we are able to drive improvements in innovation, productivity and responsiveness for our customers. For example, with business analytics, we are collaborating with our customers to analyze their end-to-end supply chain and product lifecycle data in an effort to identify unique insight into their businesses – ultimately enhancing their competitive position. Optical Technology As demand for high-speed, highcapacity networking solutions increases, companies in the optical communications market need to rapidly innovate to stay ahead of the technology curve. Celestica, as a leader in optical systems design, manufacturing and test development, and an active participant in industry roadmap development, continues to make strategic investments in next-generation technologies that provide these customers with the innovative solutions they need to stay in front of the competition.

FINANCIAL HIGHLIGHTS*

(in millions of U.S. dollars, except per share amounts)	2012 (IFRS)*	2011 (IFRS)*
Operations		
Revenue	$ 6,507.2	$ 7,213.0
IFRS/GAAP gross margin %	6.7 %	6.8%
Adjusted gross margin % (1)(2)	6.9 %	7.0%
IFRS/GAAP selling, general and administrative expenses (SG&A) %	3.6 %	3.5%
Adjusted SG&A % (1)(2)	3.3 %	3.1%
EBIAT (1)(3)	$ 214.6	$ 261.1
EBIAT % or operating margin (1)(3)	3.3 %	3.6%
Effective tax rate %	-5.2 %	1.9%
IFRS/GAAP net earnings (loss)	$ 117.7	$ 195.1
IFRS/GAAP net earnings (loss) per share – diluted	$ 0.56	$ 0.89
Adjusted net earnings (1)(5)	$ 205.8	$ 241.9
Adjusted net earnings % (1)(5)	3.2 %	3.4%
Adjusted net earnings per share – diluted (1)(4)(5)	$ 0.98	$ 1.11
Balance sheet data		
Cash	$ 550.5	$ 658.9
Borrowings under credit facilities	$ 55.0	–
Total current assets	$ 2,110.7	$ 2,462.6
Total current liabilities	$ 1,198.9	$ 1,346.6
Working capital, net of cash and credit facility borrowings (6)	$ 340.1	$ 383.9
Free cash flow (1)(7)	$ 211.4	$ 144.1
Long-term debt (8)	–	–
Equity	$ 1,316.7	$ 1,463.8
Key ratios		
Days sales outstanding (1)(9)	44	42
Inventory turns (1)(9)	7x	7x
Cash cycle days (1)(9)	37	34
ROIC (1)(10)	21.5 %	27.5%
Debt to capital (8)	–	–
Weighted average shares outstanding		
Basic (in millions)	208.6	216.3
Diluted (in millions) (4)	210.5	218.3
Total shares outstanding at December 31 (in millions)	182.8	216.5
EBIAT calculation (1)(3)		
IFRS/GAAP net earnings (loss)	$ 117.7	$ 195.1
Add: income tax expense (recovery)	(5.8)	3.7
Add: interest costs	3.5	5.4
Add: stock-based compensation expense	35.6	44.2
Add: amortization of intangible assets (excluding computer software)	4.1	6.2
Add: restructuring and other charges	41.8	6.5
Add: impairment charges	17.7	–
Add: losses (gains) related to the repurchase of shares or debt	–	–
EBIAT (1)(3)	$ 214.6	$ 261.1
Adjusted net earnings calculation (1)(5)		
IFRS/GAAP net earnings (loss)	$ 117.7	$ 195.1
Add: stock-based compensation expense	35.6	44.2
Add: amortization of intangible assets (excluding computer software)	4.1	6.2
Add: restructuring and other charges	41.8	6.5
Add: impairment charges	17.7	–
Add: losses (gains) related to the repurchase of shares or debt	–	–
Tax adjustment (11)	(11.1)	(10.1)
Adjusted net earnings (1)(5)	$ 205.8	$ 241.9

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2010 (IFRS)*	2009 (GAAP)*	2008 (GAAP)*
$ 6,526.1	$ 6,092.2	$ 7,678.2
6.8%	7.1%	6.9%
7.1%	7.4%	7.1%
3.9%	4.0%	3.8%
3.5%	3.7%	3.6%
$ 224.0	$ 211.1	$ 250.7
3.4%	3.5%	3.3%
15.2%	8.9%	-0.7%
$ 101.2	$ 55.0	$ (720.5)
$ 0.44	$ 0.24	$ (3.14)
$ 197.7	$ 158.5	$ 204.2
3.0%	2.6%	2.7%
$ 0.86	$ 0.69	$ 0.89
$ 632.8	$ 937.7	$ 1,201.0
–	–	–
$ 2,561.7	$ 2,542.8	$ 3,171.8
$ 1,552.6	$ 1,519.8	$ 1,568.2
$ 293.6	$ 245.2	$ 307.7
$ 106.0	$ 223.7	$ 127.1
–	$ 222.8	$ 733.1
$ 1,282.9	$ 1,475.8	$ 1,365.5
46	51	46
8x	8x	9x
32	37	33
27.2%	22.0%	14.6%
–	13.1%	34.9%
227.8	229.5	229.3
230.1	230.9	229.3
214.2	229.5	229.2
$ 101.2	$ 55.0	$ (720.5)
18.2	5.4	5.0
6.9	35.0	42.5
41.9	38.9	23.4
5.9	8.8	15.1
32.0	58.5	33.5
9.1	12.3	859.3
8.8	(2.8)	(7.6)
$ 224.0	$ 211.1	$ 250.7
$ 101.2	$ 55.0	$ (720.5)
41.9	38.9	23.4
5.9	8.8	15.1
32.0	58.5	33.5
9.1	12.3	859.3
8.8	(2.8)	(7.6)
(1.2)	(12.2)	1.0
$ 197.7	$ 158.5	$ 204.2

1. Management uses non-IFRS/non-GAAP measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors' understanding of the core operating results of Celestica's business; and to set management incentive targets. We believe investors use both IFRS/GAAP and non-IFRS/non-GAAP measures to assess management's past, current and future decisions associated with strategy and allocation of capital, as well as to analyze how businesses operate in, or respond to, swings in economic cycles or to other events that impact core operations. Our non-IFRS/non-GAAP measures include adjusted gross profit and gross margin %, adjusted SG&A, EBIAT, EBIAT % or operating margin, adjusted net earnings and adjusted net earnings per share, free cash flow, days sales outstanding, inventory turns, cash cycle days and return on invested capital (ROIC). Non-IFRS/non-GAAP measures do not have any standardized meaning prescribed by IFRS or GAAP and are not necessarily comparable to similar measures presented by other companies. Non-IFRS/non-GAAP measures are not measures of performance under IFRS or GAAP and should not be considered in isolation or as a substitute for any standardized measure under IFRS, Canadian or U.S. GAAP. The most significant limitation to management's use of non-IFRS/non-GAAP financial measures is that the charges and credits excluded from non-IFRS/non-GAAP measures are nonetheless charges or credits that are recognized under IFRS/GAAP and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS/GAAP results to show a complete picture of our performance, and reconciling non-IFRS/non-GAAP results back to IFRS/GAAP, unless there are no comparable IFRS/GAAP measures.
2. Adjusted gross margin percentage is calculated by dividing adjusted gross profit by revenue. Adjusted gross profit is calculated by excluding stock-based compensation from IFRS/GAAP gross profit. Adjusted SG&A percentage is calculated by dividing adjusted SG&A by revenue. Adjusted SG&A is calculated by excluding stock-based compensation from IFRS/GAAP SG&A.
3. EBIAT is defined as earnings before interest, amortization of intangible assets (excluding computer software) and income taxes. EBIAT also excludes stock-based compensation, restructuring and other charges (most significantly restructuring charges), impairment charges (most significantly the write-down of goodwill) and gains or losses related to the repurchase of shares or debt. We have provided a reconciliation of EBIAT to IFRS/GAAP net earnings (loss).
4. For purposes of calculating diluted adjusted net earnings per share for 2008, 2009, 2010, 2011 and 2012, the weighted average number of shares outstanding, in millions, was 229.6, 230.9, 230.1, 218.3 and 210.5, respectively.
5. Adjusted net earnings is defined as earnings before stock-based compensation, amortization of intangible assets (excluding computer software), restructuring and other charges (most significantly restructuring charges), impairment charges (most significantly the write-down of goodwill), gains or losses related to the repurchase of shares or debt, net of tax adjustments and significant deferred tax write-offs or recoveries. We have provided a reconciliation of adjusted net earnings to IFRS/GAAP net earnings (loss).
6. Working capital, net of cash and credit facility borrowings, is calculated as accounts receivable and inventory less accounts payable, including accrued and other current liabilities and provisions.
7. Management uses free cash flow as a measure, in addition to cash flow from operations, to assess operational cash flow performance. We believe free cash flow provides another level of transparency to our liquidity as it represents cash generated from operating activities after the purchase of capital equipment and property (net of proceeds from the sale of certain surplus equipment and property) and finance costs paid.
8. Debt to capital ratio is calculated as debt divided by capital. Debt consists solely of long-term debt. Capital includes equity and long-term debt.
9. Days sales outstanding is calculated as average accounts receivable divided by average daily revenue. Inventory turns is calculated as average cost of sales for the year divided by average inventory. We use a five-point average to calculate average accounts receivable and inventory for the year. Cash cycle days is calculated as the sum of days in accounts receivable and inventory minus days in accounts payable.
10. Management uses ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers. Our ROIC measure includes operating margin, working capital management and asset utilization. ROIC is calculated as EBIAT divided by average net invested capital. Net invested capital consists of total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a five-point average to calculate average net invested capital for the year. There is no comparable measure under IFRS or GAAP.
11. The adjustment to IFRS/GAAP taxes represent the tax effects on the non-IFRS/non-GAAP adjustments and significant deferred tax write-offs or recoveries that do not impact our core operating performance.

* The financial highlights table includes data prepared in accordance with International Financial Reporting Standards (IFRS), prior Canadian generally accepted accounting principles (GAAP) and non-IFRS and non-GAAP measures. Effective January 1, 2011, we reported our financial results in accordance with IFRS as required for public companies in Canada. We have restated our 2010 comparative financial results to apply IFRS; we were not required to retroactively apply IFRS to periods prior to 2010. The operating results and financial information under the headings 2012 (IFRS), 2011 (IFRS) and 2010 (IFRS) reflect data prepared using IFRS. The operating results and financial information under the headings 2009 (GAAP), and 2008 (GAAP) reflect data prepared using GAAP.

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